November 18, 2008
Via Edgar and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Bartelmes Senior Financial Analyst Mail Stop 3720

Re:	Iowa Telecommunications Services, Inc. Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File Number: 001-32354
Dear Mr. Bartelmes:
On behalf of Iowa Telecommunications Services, Inc. (the “Company”), I confirm receipt of the comment letter to Mr. Alan L. Wells, the Company’s Chief Executive Officer, dated November 4, 2008 (the “Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Report on Form 10-K for the year ended December 31, 2007, including the Definitive Proxy Statement incorporated by reference into Part III of Form 10-K (the “Proxy Statement”).
For your convenience, each response below corresponds to the italicized comments that immediately precedes it, each of which has been reproduced from the Letter in the order presented and as numbered in the Letter. Defined terms used herein and not defined herein have the meaning set forth in the Proxy Statement.

Securities and Exchange Commission
November 18, 2008

Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Potential Payments Due Upon Termination or a Change in Control, page 30
1.	In future filings, please discuss how your termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements.
RESPONSE:
We note your comment, and we confirm that in future filings we will discuss how our termination and change of control payment arrangements fit into our Compensation Committee’s overall compensation objectives and affected its decisions regarding other compensation elements.
2.	In future filings, please define “cause” and “good reason” as used in agreements described in this section. In addition, please define “change-in-control” as set forth in the management change-in-control plan.
RESPONSE:
We note your comment, and we confirm that in future filings we will set forth the definitions of “cause,” “good reason” and “change of control” as used in any agreements or management plans described therein.
3.	In future filings, please describe and explain the specific circumstances that would trigger change of control payments. Refer to Item 402(j)(1) of Regulation S-K.
RESPONSE:
We note your comment, and we confirm that in future filings we will describe and explain the specific circumstances that would trigger the payment of change of control payments or other benefits.
As requested in the Staff’s letter, the Company acknowledges the following with respect to this matter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 18, 2008

Please contact the undersigned at (641) 787-2988 should you have further comments or if you require any additional information.
Respectfully yours,
Donald G. Henry
Vice President, General Counsel and Secretary

cc:	Alan L. Wells Reid Hooper, SEC